GAIN Capital Holdings, Inc.

135 US Hwy 202/206, Suite 11

Bedminster, New Jersey 07921

February 28, 2013

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Mail Stop 3010

Attention: Jennifer Monick, Senior Staff Accountant

Re:	GAIN Capital Holdings, Inc.
Form 10-Q for Quarterly Period Ended September 30, 2012 filed November 9, 2012 (the “Form 10-Q”)
File No. 001-35008

Dear Ms. Monick:

This letter is submitted on behalf of GAIN Capital Holdings, Inc. (“GAIN” or the “Company”) in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated January 31, 2013 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response. Page numbers referred to in the responses reference the applicable pages of the Form 10-Q.

Form 10-Q for the quarterly period ended September 30, 2012

Notes to Condensed Consolidated Financial Statements

Note 1. Description of Business and Basis of Presentation

Basis of Presentation and Principles of Consolidation, page 7

1) We have reviewed the supplemental information provided in your response to prior comment one from our letter dated December 11, 2012. We are unable to agree with your determination that the adjustments made by the Company were not material. In your upcoming Form 10-K for the year ended December 31, 2012 and subsequent Form 10-Qs, please include disclosures in accordance with paragraph 7 of ASC 250-10-50 and mark the applicable financial statements as restated. The restatement disclosures should also address the amounts in Accrued expenses and other liabilities that were reclassified from Cash provided by operating activities into Cash used for financing activities. The audit opinion should reference the restatement. Additionally, please file an Item 4.02 Form 8-K.

Response: As a result of the conference call (the “Call”) held on February 13, 2013 between the Staff and the Company (the materials presented by the company on the Call (excluding certain appendices) are included as an Appendix to this response), certain members of the Company’s Disclosure Committee (the “Committee”), including the Company’s principal executive officer, principal financial officer and General Counsel met to evaluate the Company’s historical financial statements in light of the adjustments that have been made and discussions with the Staff. Based on that evaluation, the Company has determined that filing an Item 4.02 Form 8-K is not required at this time. In addition, the members of the Committee reviewed and approved proposed disclosures for the Company’s Form 10-K for the year ending December 31, 2012. The format of the disclosures is set out below. Similar disclosures are proposed to be included in the Company’s Quarterly Reports on Form 10-Q for the periods ending March 31, 2013 and June 30, 2013.

The Company has consulted with Deloitte & Touche LLP, the Company’s Independent Registered Public Accounting Firm (“Deloitte”), with respect to the adjustments that have been made and the revised format and additional disclosures proposed below. The Company understands that Deloitte has taken these matters under advisement and continues to evaluate what additional language, if any, will be included in its audit opinion to be included with the Company’s Form 10-K for the year ending December 31, 2012.

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands except share data)

As of December 31,
	2012	Revised (See Note 2) 2011
ASSETS:
Cash and cash equivalents
Cash held for customers
Short term investments
Trading securities
Receivables from brokers
Property and equipment
Prepaid assets
Goodwill
Intangible assets
Other assets

Total assets

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities
Payables to brokers, dealers, FCMs and other regulated entities
Payables to customers
Accrued compensation and benefits
Accrued expenses and other liabilities
Income tax payable
Notes payable

Total liabilities

GAIN Capital Holdings, Inc. Shareholders’ Equity
Common Stock
Accumulated other comprehensive income
Additional paid-in capital
Treasury stock, at cost
Retained earnings

Total GAIN Capital Holdings, Inc. shareholders’ equity

Total

See Notes to Consolidated Financial Statements

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

For the Fiscal Year Ended December 31,
	2012	Revised (See Note 2) 2011	Revised (See Note 2) 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income
Adjustments to reconcile net income to cash provided by operating activities (Gain)/loss on foreign currency exchange rates
Depreciation and amortization
Change in fair value of contingent liability
Deferred taxes
Amortization of deferred financing costs
Interest income
Bad debt provision
Loss on disposal of fixed assets
Stock compensation expense
Change in fair value of preferred stock embedded derivative
Changes in operating assets and liabilities:
Cash held for customers
Short term investments
Trading securities
Receivables from brokers
Prepaid assets
Other assets
Payables to customers
Accrued compensation and benefits
Payables to brokers, dealers, FCMs and other regulated entities
Accrued expenses and other liabilities
Income tax payable

Cash provided by operating activities

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment
Purchase of subsidiary shares from noncontrolling interest
Purchase of customer list
Purchase of intangible assets
Purchase of cost method investment

Cash used for investing activities

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from initial public offering of common stock, net of underwriting discounts and other direct costs
Deferred initial public offering costs
Principal payment on notes payable
Proceeds from exercise of stock options
Proceeds from exercise of warrants
Proceeds from ESPP purchase
Repurchase of common shares
Tax benefit from employee stock option exercises
Dividends paid
Purchase of subsidiary shares from noncontrolling interest

Cash used for financing activities

For the Fiscal Year Ended December 31,
	2012	Revised (See Note 2) 2011	Revised (See Note 2) 2010
Effect of exchange rate changes on cash and cash equivalents

INCREASE IN CASH AND CASH EQUIVALENTS
CASH AND CASH EQUIVALENTS — Beginning of year

CASH AND CASH EQUIVALENTS — End of year

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Interest

Taxes

Non-cash investing activities:
Purchase of fixed assets in accrued expense and other liabilities

Contingent liability for purchased intangibles acquisition

Capital lease of property and equipment

Accrual to acquire additional shares of Forex.com Japan Co., Ltd.

Non-cash financing activities:
Accrued initial public offering costs

Series E indemnification

Settlement of Preferred Stock embedded derivative

Settlement of Convertible, Redeemable preferred stock

GAIN CAPITAL HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. Summary of Significant Accounting Policies

Basis of Accounting

Previously the Company presented all of its cash and cash equivalents in “Cash and cash equivalents” on the Consolidated Balance Sheet. However, in an effort to improve clarity of presentation and reflect the separation between the cash on hand which correlates to amounts held on behalf of customers and free cash, the Company has separated all cash and cash equivalents into “Cash and cash equivalents” and “Cash held for customers”. Cash held for customers represents cash held to fund customer liabilities in connection with funds deposited by customers and funds accruing to customers as a result of trades or contracts. Cash and cash equivalents represents all cash and highly liquid investments with an original maturity of 90 days or less at the time of acquisition, less amounts in Cash held for customers.

In connection with the preparation of this Annual Report on Form 10-K, the Company determined that it was not appropriate to include amounts included on the Consolidated Balance Sheet under Cash held for customers in Cash and cash equivalents – beginning of period and Cash and cash equivalents – end of period on the Consolidated Statements of Cash Flows. Instead it was determined that amounts included in Cash and cash equivalents – beginning of period and Cash and cash equivalents – end of period on the Consolidated Statements of Cash Flows should reflect only amounts included in the Consolidated Balance Sheet under Cash and cash equivalents, as adjusted by changes in Cash held for customers reflected in the Consolidated Statements of Cash Flows during the period.

In April 2011, the Company acquired customer account balances and effective customer agreements from Deutsche Bank AG, relating to Deutsche Bank’s “dbFX” business, for an upfront payment and additional contractual future payments to be made to Deutsche Bank based upon volume generated from the acquired customers over a two-year period following the closing of the acquisition. Previously, the Company included these contractual future payment amounts in Cash provided by operating activities on the Consolidated Statements of Cash Flows. The Company has determined that these amounts should be reflected in Cash used for financing activities as they are in nature a form of borrowing.

The table below reflects the impact on the financial statements of the changes above:

Consolidated Balance Sheet

	As of December 31,
	Revised (See Note 2) 2011	As reported 2011
Cash and cash equivalents		$370,668
Cash held for customers		—

Consolidated statements of Cash flows

	For the Fiscal Year Ended December 31,
	Revised (See Note 2) 2011	As reported 2011	Revised (See Note 2) 2010	As reported 2010
Changes in operating assets and liabilities:
Cash held for customers		—		—
Accrued expenses and other liabilities		(1,074)		1,198
Cash provided by operating activities		110,163		89,304
Cash flows from financing activities:
Contractual payments for acquired assets		—		—
Cash used for financing activities		(14,566)		(8,880)
Effect of exchange rate changes on cash and cash equivalents		(2,074)		(6,317)
INCREASE IN CASH AND CASH EQUIVALENTS		86,458		61,686
CASH AND CASH EQUIVALENTS — Beginning of year		284,210		222,524
CASH AND CASH EQUIVALENTS — End of year		$370,668		$284,210

Notes to Condensed Consolidated Financial Statements

Note 1. Description of Business and Basis of Presentation

Basis of Presentation and Principles of Consolidation, page 7

2) Consistent with our position described in comment one above, please reassess your disclosure controls and procedures and your internal control over financial reporting and provide us your conclusions.

Response: The Company has conducted a comprehensive reassessment of its disclosure controls and procedures, as well as its internal control over financial reporting. As part of this reassessment, the Company determined that while its disclosure controls were effective for all prior periods the need to change the presentation regarding cash and cash equivalents from that which was included in the balance sheet and statement of cash flows at December 31, 2011 was the result of a deficiency in the operating effectiveness of the internal controls over financial reporting regarding the application of GAAP.

The evaluation of a control deficiency requires consideration of all the facts and circumstances, including qualitative and quantitative factors, as well as the exercise of management’s judgment. As part of its evaluation of the severity of the internal control deficiency, the Company, through management’s direction, considered the magnitude of both the identified adjustments and the likelihood of any further unidentified matters. The Company performed a thorough review of its financial statements for the year ending December 31, 2011 and did not identify any other areas that require adjustment. Additionally, in the SAB 99 analysis it performed, the Company concluded that the change in presentation regarding cash and cash equivalents from that which was required as a result of the operating control deficiency was immaterial to the prior period financial statements. Based on the foregoing, the Company has concluded that the need to make adjustments to its financial statements during 2012 resulted from a significant deficiency in the Company’s internal control over financial reporting, but the Company believes that at no time did such deficiency rise to the level of a material weakness. The Company’s conclusion has been communicated to the Audit Committee of the Company’s Board of Directors and Deloitte, in accordance with applicable rules and regulations.

In addition, during 2012, the Company initiated a series of steps to enhance and refine the operation of certain internal control procedures to further enhance the effectiveness of the financial reporting and close process. As part of that process, the Company hired an additional qualified resource, made more experienced individuals responsible for the relevant internal controls procedures, and increased the level of review and scrutiny relating to such procedures. The Company has also embedded the operation of the relevant procedures into the closing timetable to allow adequate time for completion of the procedures. The Company continues to finalize its work in this area, but expects to conclude that its disclosure controls and procedures and its internal control over financial reporting were each effective as of December 31, 2012.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (908) 212-3932.

Sincerely,

/s/ Daryl J. Carlough
Interim Chief Financial Officer

cc:	Shannon Sobotka (Securities and Exchange Commission)
Diego A. Rotsztain, Esq., EVP & General Counsel, GAIN Capital Holdings, Inc.

February 13, 2013 Discussion of SEC comment letter

•
GAIN Capital Holdings, Inc. is a global provider of online
trading services
•
Through our retail brand, FOREX.com, we provide retail
traders around the world with access to a variety of global
OTC financial markets, including foreign exchange, precious
metals and contracts for difference on commodities and
indices
•
GAIN Capital also operates GTX, a fully independent FX ECN
for hedge funds and institutions; Open eCry (OEC), an
innovative online futures broker; and GAIN Securities, Inc. a licensed U.S. broker-dealer
About GAIN Capital

•
When a customer wishes to trade with GAIN they must
deposit funds with the Company
•
These funds are held as an asset, with a corresponding
liability recorded in Payable to customers
(with respect to
retail clients) and Payable to brokers, dealers, FCMs, and
other regulated entities (with respect to other clients and
partners):
Cash held for customers

Asset Liability
Cash held for customers 300 Payable to customers 20
Payable to brokers,
dealers, FCMs, and other
regulated entities
280
300 300

•
These liabilities and corresponding assets are revised daily to reflect any customer trading gains or losses
•
The asset and liability are reduced or increased when the
customer withdraws or deposits funds respectively
•
The movement on the liabilities is equal and opposite to the movement on the asset:
Cash held for customers

Asset Liability
Opening Closing Movement Opening Closing Movement
Cash held for
customers 300 350 50 Payable to customers 20 60 40
Payable to brokers,
dealers, FCMs, and other
regulated entities
280 290 10
300 350 50 300 350 50

•
Materiality concerns the significance of an item to users of the financial statements. SAB 99 defines a matter as
“material”
if there is a substantial likelihood that a
reasonable person would consider it important
•
The Supreme Court has held that a fact is material if there is a substantial likelihood that the . . . fact would have been
viewed by the reasonable investor as having significantly
altered the “total mix”
of information made available
•
SAB 99 states that the magnitude of a misstatement is only
the beginning of an analysis of materiality; it cannot
appropriately be used as a substitute for a full analysis of all relevant considerations
Materiality analysis

•
Management acknowledge that the amounts involved in both the balance sheet and statement of cash flows presentation are
quantitatively significant
•
Management believe that the information is easily determined from elsewhere in the financial statements
•
The information is also provided elsewhere in the ‘Filings’ eg
Business description, MD&A (see appendices)
•
Management believe that there is no omission within the “total mix” of information
•
Management believe that a reasonable user of the GAIN public information would easily establish the information
•
Following the adjustments made to the Quarterly Reports on Form
10-Q the Company received no questions/comments from analysts or investors regarding the changes made (see appendices)
GAIN conclusions re Materiality

•
Excerpts from previous filings
•
Analyst notes:
– Sandler O’Neill Partners, L.P., November 2, 2012
– Raymond James & Associates, Inc., November 2, 2012
– JMP Securities LLC, November 2, 2012
•
Edited Transcript: Q3 2012 GAIN Capital Earnings Conference
Call, November 1, 2012
Appendices

Appendix – Excerpts from previous
filings

Consolidated Financial Statements,
December 31, 2011 Form 10-K:
Item 1 and Item 7 of December 31,
2011 Form 10-K:
2011 2010
Cash and cash equivalents $370.7 $284.1
Less
Payable to customers 293.1 250.6
310.4 256.7
$60.3 $27.4
Cash and cash equivalents available for
Company's general operations
As of December 31,
Payable to brokers, dealers, FCMs and
other regulated entities
17.3 6.1
= Client assets = Cash and cash
equivalents held for customers
Key Operating Metrics
(Unaudited)
Year Ended December31,
2011 2010 2009 2008 2007
Total Customer Trading Volume (billions) ................................ $ 2,527.6 $ 1,564.1 $ 1,246.7 $ 1,498.6 $ 674.5
Retail trading volume (billions) ................................ $ 1,574.0 $ 1,324.8 $ 1,246.7 $ 1,498.6 $ 674.5
Institutional trading volume (billions)
(3)
................................ $ 953.6 $ 239.3 — — —
U.S. trading volume (billions) ................................ $ 1,195.6 $ 777.0 $ 679.2 $ 878.9 $ 355.4
Non-U.S. trading volume (billions) ……………….. . $
1,332.0 $ 787.1 $ 567.5 $ 619.7 $ 319.1
Traded Retail Accounts (last twelve months) 63,436 64,313 52,755 52,555 43,139
Retail trading revenue per million traded ................................ $ 111.7 $ 141.5 $ 123.0 $ 124.1 $ 175.2
Net Deposits (millions) ................................
$ 233.2 $ 267.8 $ 257.1 $ 277.3 $ 184.2
As of December 31
Funded Retail Accounts ................................ 76,485 85,562 60,168 49,740 51,026
Client assets (millions) ................................ $ 310.4 $ 256.7 $ 199.8 $ 124.0 $ 108.9
CONSOLIDATED BALANCE SHEETS
(in thousands except share data)
As of December 31,
2011 2010
ASSETS:
Cash and cash equivalents $ 370,668 $ 284,210
Short term investments 82 75
Trading securities — 20,060
Receivables from brokers 85,401 98,135
Property and equipment—(net of accumulated depreciation and amortization of $14,335 and
$10,464 at December 31, 2011 and 2010, respectively)
7,531 7,294
Prepaid assets 9,899 9,938
Goodwill 3,092 3,092
Intangible assets—(net of accumulated amortization of $9,226 and $2,017 at December31, 2011 and 2010, respectively)
10,771 9,089
Other assets—(net of allowance for doubtful accounts of $55 and $74 at December 31, 2011 and 2010, respectively)
18,137 11,178
Total assets
$ 505,581 $ 443,071
LIABILITIES AND SHAREHOLDERS’ EQUITY:
Liabilities
Payables to brokers, dealers, FCMs and other regulated entities $ 17,305 $ 6,102
Payables to customers 293,142 250,572
Accrued compensation and benefits 4,966 5,117
Accrued expenses and other liabilities 14,885 10,506
Income tax payable 2,578 2,550
Notes payable 7,875 18,375
Total liabilities
340,751 293,222
GAIN Capital Holdings, Inc. Shareholders’ Equity
Common Stock; ($0.00001 par value; 60 million shares authorized; 35,132,365 shares issued and
34,282,244 shares outstanding as of December 31, 2011 and 31,174,651 shares issued and outstanding as of December 31, 2010)
— —
Accumulated other comprehensive income 316 428
Additional paid in capital - 79,551 73,381
Treasury stock, at cost (850,121 shares at December31, 2011 and zero shares at December 31, 2010) (5,017) —
Retained earnings 89,980 76,040
Total GAIN Capital Holdings, Inc. shareholders’ equity
164,830 149,849
Total
$ 505,581 $ 443,071
................................

Appendix – Excerpts from previous filings

Item 2 of June 30, 2012 Form 10-Q:
2012 2011
Cash & cash equivalents
$ 22.4 $ 60.3
Cash & cash equivalents held for customers
320.2 310.4
Short term investments
0.1 0.1
Receivable from banks and brokers (1)
115.7 85.4
Total operating cash
458.4 456.2
Less: Cash & cash equivalents held for customers
(320.2) (310.4)
Free operating cash
138.2 145.8
Less: Minimum regulatory capital requirements
(42.6) (35.8)
Less: Note payable
— (7.9)
Free cash available (2)
95.6 102.1
Add: Available credit facility
50.0 50.0
Available cash and liquidity
$ 145.6 $ 152.1
(1)
Reflects cash that would be received from brokers following the close-out of all open positions.
(2)
Excludes current liabilities of $17.7 million and capital charges associated with open positions.
As of
As of
June 30,
December 31,